UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2002

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2002

INDEX

PART I:  FINANCIAL INFORMATION                                                                                PAGE

Item 1.  Financial Statements

                Independent Accountant's Report........................................................         3

                Consolidated Statements of Income
                       for the three months and nine months ended September 30, 2002 and 2001.........          4

                Consolidated Balance Sheets
                       September 30, 2002 and December 31, 2001........................................         5

                Consolidated Statements of Cash Flows

Item 2.  Management's Discussion and Analysis of Financial Condition

INDEPENDENT ACCOUNTANT’S REVIEW REPORT ON INTERIM
FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of September 30, 2002, the related consolidated statements of income for the three and nine-month periods ended September 30, 2002 and 2001, and the consolidated statements of cash flows for the nine-month periods ended September 30, 2002 and 2001. Our review also included Schedule A listed in Index Item 1. These financial statements and schedule are the responsibility of the Company’s management.

We were furnished with the report of other accountants on their review of the interim information of Ugland Nordic Shipping AS, a wholly-owned subsidiary, for the three months ended September 30, 2001 and the period from acquisition March 9, 2001 to September 30, 2001 whose net voyage revenues for the period from acquisition March 9, 2001 to September 30, 2001 constituted 14 percent and 9 percent, respectively, of the consolidated net voyage revenues.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the report of other accountants, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, not presented herein, and in our report dated February 8, 2002, we expressed an unqualified opinion on those consolidated financial statements. We did not audit the financial statements of Ugland Nordic Shipping AS, a wholly owned subsidiary, which statements reflect total assets and net voyage revenues constituting 21 per cent and 10 per cent, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ugland Nordic Shipping ASA, is based solely on the report of other auditors. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet and schedule from which they have been derived.

Vancouver, Canada, October 25, 2002	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per share amounts)

                                                    Three Months Ended September 30,     Nine Months Ended September 30,
                                                         2002               2001             2002               2001
                                                           $                 $                 $                  $
                                                   ================== ================= ================ ==================
                                                               (unaudited)                         (unaudited)
NET VOYAGE REVENUES
Voyage revenues                                          184,927          241,976             560,492          825,910
Voyage expenses                                           62,166           63,680             171,764          188,637
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Net voyage revenues                                      122,761          178,296             388,728          637,273
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

OPERATING EXPENSES
Vessel operating expenses                                 44,365           40,251             127,415          113,404
Time-charter hire expense                                 11,430           17,948              37,640           51,477
Depreciation and amortization                             37,295           35,852             110,136           99,473
General and administrative                                14,330           12,973              42,824           35,572
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------
                                                         107,420          107,024             318,015          299,926
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Income from vessel operations                             15,341           71,272              70,713          337,347
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

OTHER ITEMS
Interest expense                                         (14,675)         (18,078)            (43,854)         (50,944)
Interest income                                              898            2,215               2,691            7,867
Other (loss) income (note 8)                                (921)           8,983              (9,265)          11,051
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------
                                                         (14,698)          (6,880)            (50,428)         (32,026)
-------------------------------------------------- ------------------ ----------------- ---------------- ------------------

Net income                                                   643           64,392              20,285          305,321
================================================== ================== ================= ================ ==================

Earnings per common share
     - Basic                                                0.02              1.61               0.51             7.69
     - Diluted                                              0.02              1.58               0.50             7.53
Weighted average number of common shares
     - Basic                                          39,667,088        40,047,343         39,618,246       39,697,974
     - Diluted                                        40,229,966        40,831,071         40,259,815       40,569,756
================================================== ================== ================= ================ ==================

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                        As at            As at
                                                                                    September 30,     December 31,
                                                                                        2002              2001
                                                                                          $                $
                                                                                   ---------------- -----------------
                                                                                     (unaudited)
     ASSETS
     Current
     Cash and cash equivalents (note 5)                                                   161,505          174,950
     Marketable securities                                                                      -            5,028
     Restricted cash                                                                        3,141            7,833
     Accounts receivable                                                                   60,623           57,519
     Advances to joint venture partner (note 11)                                           26,000                -
     Prepaid expenses and other assets                                                     25,953           22,139
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total current assets                                                                 277,222          267,469
     ----------------------------------------------------------------------------- ---------------- -----------------
     Marketable securities – non-current                                                   10,729           16,026

     Vessels and equipment (note 5)
     At cost, less accumulated depreciation of $903,311
         (December 31, 2001 -  $801,985)                                                1,902,493        1,925,844
     Advances on newbuilding contracts (note 7)                                           152,160          117,254
     ============================================================================= ================ =================

     Total vessels and equipment                                                        2,054,653        2,043,098
     ----------------------------------------------------------------------------- ---------------- -----------------
     Restricted cash – non-current (note 5)                                                 4,605                -
     Investment in joint ventures                                                          55,222           27,352
     Other assets                                                                          26,213           26,757
     Goodwill (note 4)                                                                     89,189           87,079
     ----------------------------------------------------------------------------- ---------------- -----------------
                                                                                        2,517,833        2,467,781
     ============================================================================= ================ =================

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current
     Accounts payable                                                                      20,567           24,484
     Accrued liabilities                                                                   65,937           51,011
     Current portion of long-term debt (note 5)                                            55,165           51,830
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total current liabilities                                                            141,669          127,325
     ----------------------------------------------------------------------------- ---------------- -----------------
     Long-term debt (note 5)                                                              916,575          883,872
     Other long-term liabilities                                                           45,298           39,407
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total liabilities                                                                  1,103,542        1,050,604
     ----------------------------------------------------------------------------- ---------------- -----------------

     Minority interest                                                                     20,042           18,977

     Stockholders' equity
     Capital stock (note 6)                                                               470,299          467,341
     Retained earnings                                                                    929,426          935,660
     Accumulated other comprehensive loss                                                  (5,476)          (4,801)
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total stockholders' equity                                                         1,394,249        1,398,200
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        2,517,833        2,467,781
     ============================================================================= ================ =================

          Commitments and contingencies (note 7)

          The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                  Nine Months Ended September 30,
                                                                                    2002                    2001
                                                                                     $                       $
                                                                           ======================= =======================
                                                                                            (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                          20,285                 305,321
Non-cash items:
     Depreciation and amortization                                                 110,136                  99,473
     Loss (gain) on disposition of available-for-sale securities                     1,130                  (1,944)
     Equity income (net of dividends received:
        September 30, 2002 – $1,748;                                                (1,304)                 17,222
        September 30, 2001 - $33,514)
     Future income taxes                                                             9,701                   6,813
     Other – net                                                                     1,229                  (2,515)
Change in non-cash working capital items related to
   operating activities                                                             (4,010)                  3,712
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from operating activities                                            137,167                 428,082
-------------------------------------------------------------------------- ----------------------- -----------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                        78,890                 528,327
Scheduled repayments of long-term debt                                             (34,676)                (53,628)
Prepayments of long-term debt                                                       (8,000)               (596,641)
Decrease in restricted cash                                                             87                       -
Proceeds from issuance of Common Stock                                               3,532                  20,535
Repurchase of Common Stock                                                          (1,546)                 (2,769)
Cash dividends paid                                                                (25,547)                (25,503)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from financing activities                                             12,740                (129,679)
-------------------------------------------------------------------------- ----------------------- -----------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                             (93,115)               (167,071)
Expenditures for drydocking                                                        (23,027)                (14,450)
Expenditure for purchase of Ugland Nordic Shipping AS (net of cash
    acquired of $26,605)                                                                 -                (176,453)
Acquisition costs related to purchase of Ugland Nordic Shipping AS                       -                  (4,538)
Investment in joint venture and advance to joint venture partner                   (52,000)                      -
Proceeds from disposition of available-for-sale securities                           6,675                  16,618
Other                                                                               (1,885)                    (20)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net cash flow from investing activities                                           (163,352)               (345,914)
-------------------------------------------------------------------------- ----------------------- -----------------------

Decrease in cash and cash equivalents                                              (13,445)                (47,511)
Cash and cash equivalents, beginning of the period                                 174,950                 181,300
-------------------------------------------------------------------------- ----------------------- -----------------------

Cash and cash equivalents, end of the period                                       161,505                 133,789
========================================================================== ======================= =======================

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2002 and for the Three and Nine-Month Periods
Ended September 30, 2002 and 2001 is unaudited)

1.     Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2001. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and nine-month periods ended September 30, 2002 are not necessarily indicative of those for a full fiscal year.

2.     Acquisition of Ugland Nordic Shipping AS

As of May 28, 2001, Teekay had purchased 100% of the issued and outstanding shares of Ugland Nordic Shipping AS (“UNS”) (9% of which was purchased in fiscal 2000 and the remaining 91% of which was purchased in fiscal 2001), for $222.8 million cash, including estimated transaction expenses of approximately $7 million. UNS controls a modern fleet of 18 shuttle tankers (including three newbuildings on order) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities.

The acquisition of UNS has been accounted for using the purchase method of accounting, based upon estimates of fair value. The operating results of UNS are reflected in Teekay’s financial statements commencing March 6, 2001, the date Teekay acquired a majority interest in UNS. Teekay’s interest in UNS for the period from January 1, 2001 to March 5, 2001 has been included in equity income for the corresponding period.

3.     Cash Flows

Cash interest paid during the nine-month periods ended September 30, 2002 and 2001 totaled approximately $59.6 million and $50.4 million, respectively.

4.     Goodwill

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, which establishes new standards for accounting for goodwill and other intangible assets. SFAS 142 requires that goodwill and indefinite lived intangible assets no longer be amortized but reviewed for impairment during the first six months of 2002 and annually thereafter, or more frequently if impairment indicators arise. This statement is effective for existing goodwill beginning with fiscal years starting after December 15, 2001. During the six-month period ended June 30, 2002, the Company completed its transitional impairment testing required by SFAS 142 and has determined that goodwill is not impaired. Based upon the Company‘s goodwill balance at December 31, 2001, the Company estimates that adoption of SFAS 142 will result in an annual increase in net income of approximately $4.5 million, by no longer amortizing goodwill. Had goodwill not been amortized prior to 2002, net income would have been $65.5 million or $1.64 per share ($1.60 per share - diluted) and $307.7 million or $7.75 per share ($7.58 per share - diluted) for the three and nine-month periods ended September 30, 2001.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2002 and for the Three and Nine-Month Periods
Ended September 30, 2002 and 2001 is unaudited)

5.     Long-Term Debt

                                                                                September 30,       December 31,
                                                                                    2002                2001
                                                                                      $                   $
                                                                             -------------------- ------------------
         Revolving Credit Facilities.........................................       50,000                    -
         First Preferred Ship Mortgage Notes (8.32%) due through 2008........      167,229              167,229
         Term Loans due through 2010 ........................................      402,453              416,239
         Senior Notes (8.875%) due July 15, 2011 ............................      352,058              352,234
                                                                             -------------------- ------------------
                                                                                   971,740              935,702
         Less current portion................................................       55,165               51,830
                                                                             -------------------- ------------------
                                                                                   916,575              883,872
                                                                             ==================== ==================

The Company has two long-term Revolving Credit Facilities (the “Revolvers”) available, which, as at September 30, 2002, provided for borrowings of up to $469.4 million, of which $419.4 million was undrawn. The Revolvers are collateralized by first priority mortgages granted on 33 of the Company’s vessels, together with certain other related collateral, and a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the “8.32% Notes”) are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at September 30, 2002, the fair value of these net assets approximated $157.0 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated financial statements.

The Company has several term loans outstanding, which, as at September 30, 2002, totaled $402.5 million. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral. All term loans, other than UNS term loans totaling $309.4 million, are guaranteed by Teekay. One term loan required a retention deposit of $4.6 million as at September 30, 2002.

Pursuant to certain long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of September 30, 2002, to $433.1 million. Certain loan agreements require that a minimum level of free cash be maintained. As at September 30, 2002, this amount was $75.0 million.

6.     Capital Stock

The authorized capital stock of Teekay at September 30, 2002 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at September 30, 2002, Teekay had 39,659,460 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

As at September 30, 2002, 3,836,043 shares of Common Stock were reserved and available for issuance upon exercise of options granted or to be granted pursuant to its 1995 Stock Option Plan. As at September 30, 2002, options to purchase a total of 3,535,539 shares of Teekay’s Common Stock were outstanding, of which 1,676,063 options were then exercisable at prices ranging from $16.875 to $41.190 per share and a weighted average exercise price of $25.374 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $41.190 per share and a weighted average exercise price of $31.367 per share. All outstanding options expire between July 19, 2005 and March 11, 2012, ten years after the date of each respective grant.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2002 and for the Three and Nine-Month Periods
Ended September 30, 2002 and 2001 is unaudited)

7.     Commitments and Contingencies

As at September 30, 2002, the Company was committed to the construction of three shuttle, three Suezmax and six Aframax tankers scheduled for delivery between December 2002 and October 2004, at a total cost of approximately $545.1 million, excluding capitalized interest. As of September 30, 2002, payments made towards these commitments totaled $141.8 million and long-term financing arrangements exist for $32.6 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $370.7 million through either debt borrowing or surplus cash balances, or a combination thereof. As of September 30, 2002, the remaining payments required to be made under these newbuilding contracts are as follows: $41.8 million in 2002, $234.6 million in 2003 and $126.9 million in 2004. With the exception of the four Aframax tankers scheduled for delivery in 2004, all of the vessels will be subject to long-term charter contracts upon delivery. These charter contracts expire between 2009 and 2015.

Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. As of September 30, 2002, Teekay and these subsidiaries have guaranteed $84.4 million of such debt, or 50% of the total $168.8 million in outstanding mortgage debt of the joint venture companies. These joint venture companies own three shuttle tankers.

8.     Other (Loss) Income

                                                                        Three Months Ended         Nine Months Ended
                                                                      September     September    September    September
                                                                         30,           30,          30,          30,
                                                                         2002         2001         2002         2001
                                                                          $             $            $            $
                                                                     ------------- ------------ ------------ ------------
         (Loss) gain on disposition of available-for-sale
                securities...........................................         -             -      (1,130)       1,944
         Equity income from joint ventures...........................       765        10,898       3,052       16,292
         Future income taxes.........................................    (2,710)       (3,723)     (9,701)      (6,813)
         Miscellaneous...............................................     1,024         1,808      (1,486)        (372)
                                                                     ------------- ------------ ------------ ------------
                                                                           (921)        8,983      (9,265)      11,051
                                                                     ============= ============ ============ ============

9.     Comprehensive Income

                                                                        Three Months Ended         Nine Months Ended
                                                                      September     September    September    September
                                                                         30,           30,          30,          30,
                                                                         2002         2001         2002         2001
                                                                          $             $            $            $
                                                                     ------------- ------------ ------------ ------------
         Net income..................................................      643        64,392       20,285      305,321
         Other comprehensive income:
            Unrealized loss on available-for-sale securities.........   (2,184)       (2,199)      (2,328)      (5,764)
            Reclassification adjustment for loss (gain) on
               available-for-sale securities included in net income..        -             -          737       (4,427)
            Cumulative effect of accounting change...................        -             -            -        4,155
            Unrealized (loss) gain on derivative instruments.........     (896)         (292)       2,562       (3,009)
            Reclassification adjustment for gain on derivative          (1,146)         (315)      (1,646)        (972)
               instruments                                           ------------- ------------ ------------ ------------
         Comprehensive (loss) income.................................   (3,583)       61,586       19,610      295,304
                                                                     ============= ============ ============ ============

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at September 30, 2002 and for the Three and Nine-Month Periods
Ended September 30, 2002 and 2001 is unaudited)

10.     Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, bunker fuel prices and tanker freight rates and the effect of these strategies on the Company’s financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at September 30, 2002, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 58.4 million, Canadian Dollars 51.6 million, Euros 2.4 million, Singapore Dollars 4.9 million, and Australian Dollars 0.1 million for U.S. Dollars at an average rate of Norwegian Kroner 7.96 per U.S. Dollar, Canadian Dollar 1.59 per U.S. Dollar, Euros 0.93 per U.S. Dollar, Singapore Dollars 1.78 per U.S. Dollar and Australian Dollars 1.85 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $16.8 million in 2002 and $28.1 million in 2003. As at September 30, 2002, the Company was committed to bunker fuel swap contracts totaling 31,500 metric tonnes, with a weighted-average price of $112.06 per tonne. These swap contracts expire between October 2002 and May 2004.

As at September 30, 2002, the Company was committed to interest rate swap agreements whereby $70.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of six months. These agreements, which expire between December 2002 and May 2004, effectively change the Company’s interest rate exposure on $70.0 million of debt from a floating LIBOR rate to a weighted average fixed rate of 6.48%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

The Company hedges certain of its voyage revenues through the use of a written freight call option. As at September 30, 2002, the Company had a written freight call option outstanding with a remaining term of three months, which could require payments to the counterparty if monthly average freight rates exceed a specified amount.

11.     Advance to Joint Venture Partner

During September 2002, the Company, through a 50%-owned joint venture, purchased a 2001-built Suezmax tanker for $52.0 million. The Company also made a short-term advance of $26.0 million to the joint venture partner for the partner’s 50% share of the vessel purchase price. The advance is secured and is interest bearing at 4% per annum.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                               Three Months Ended September 30, 2002
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -         9,260          149,480       (35,979)         122,761
Operating expenses                                3,442         9,031          130,926       (35,979)         107,420
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (3,442)          229           18,554             -           15,341
Net interest expense                            (10,623)            -           (3,154)            -          (13,777)
Equity in net income of subsidiaries             15,566             -                -       (15,566)               -
Other loss                                         (858)            -              (63)            -             (921)
                                           -------------------------------------------------------------------------------
Net income                                          643           229           15,337       (15,566)             643
Retained earnings (deficit), beginning of
the period                                      938,285       (13,008)       1,078,472    (1,065,464)         938,285
Dividends declared                               (8,535)            -                -             -           (8,535)
Repurchase of Common Stock                         (967)            -                -             -             (967)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                          929,426       (12,779)       1,093,809    (1,081,030)         929,426
                                           ===============================================================================

                                                               Three Months Ended September 30, 2001
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -         8,514          202,510       (32,728)         178,296
Operating expenses                                2,810         7,637          129,305       (32,728)         107,024
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (2,810)          877           73,205              -          71,272
Net interest expense                             (8,357)            -           (7,506)             -         (15,863)
Equity in net income of subsidiaries             75,900             -                -       (75,900)               -
Other (loss) income                                (341)            -            9,324              -           8,983
                                           -------------------------------------------------------------------------------
Net income                                       64,392           877           75,023       (75,900)          64,392
Retained earnings (deficit), beginning of
the period                                      865,378       (16,699)         919,787      (903,088)         865,378
Dividends declared                               (8,611)            -                -              -          (8,611)
Repurchase of Common Stock                       (1,661)            -                -              -          (1,661)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                          919,498       (15,822)         994,810      (978,988)         919,498
                                           ===============================================================================
____________
(See Note 5)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                Nine Months Ended September 30, 2002
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -        27,237          467,263      (105,772)         388,728
Operating expenses                                9,276        24,738          389,773      (105,772)         318,015
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (9,276)        2,499           77,490             -           70,713
Net interest expense                            (31,441)            -           (9,722)            -          (41,163)
Equity in net income of subsidiaries             59,907             -                -       (59,907)               -
Other income (loss)                               1,095             -          (10,360)            -           (9,265)
                                           -------------------------------------------------------------------------------
Net income                                       20,285         2,499           57,408       (59,907)          20,285
Retained earnings (deficit), beginning of
the period                                      935,660       (15,278)       1,036,401    (1,021,123)         935,660
Dividends declared                              (25,552)            -                -             -          (25,552)
Repurchase of Common Stock                         (967)            -                -             -             (967)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                          929,426       (12,779)       1,093,809    (1,081,030)         929,426
                                           ===============================================================================

                                                                Nine Months Ended September 30, 2001
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------
Net voyage revenues                                 -          26,174        722,814         (111,715)        637,273
Operating expenses                              8,298          24,690        378,653         (111,715)        299,926
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations        (8,298)          1,484        344,161                -         337,347
Net interest expense                          (14,320)              -        (28,757)               -         (43,077)
Equity in net income of subsidiaries          326,888               -              -         (326,888)              -
Other income                                    1,051           1,663          8,337                -          11,051
                                           -------------------------------------------------------------------------------
Net income                                    305,321           3,147        323,741         (326,888)        305,321
Retained earnings (deficit), beginning of
the period                                    641,149         (18,969)       671,069         (652,100)        641,149
Adjustment for equity income on step
acquisition                                       198               -              -                -             198
Dividends declared                            (25,509)              -              -                -         (25,509)
Repurchase of Common Stock                     (1,661)              -              -                -          (1,661)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
period                                        919,498         (15,822)       994,810         (978,988)        919,498
                                           ===============================================================================
____________
(See Note 5)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

                                                                      As at September 30, 2002
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                          Teekay Shipping    Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.       Subsidiaries    Subsidiaries    Eliminations    & Subsidiaries
                                                 $               $              $                $               $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            -               -         161,505               -           161,505
Other current assets                             1,180             287         210,250         (96,000)          115,717
                                          ---------------------------------------------------------------------------------
     Total current assets                        1,180             287         371,755         (96,000)          277,222
Vessels and equipment (net)                          -         256,648       1,798,005               -         2,054,653
Advances due from subsidiaries                 279,906               -               -        (279,906)                -
Other assets (principally marketable
securities                                   1,650,214               -          41,547      (1,650,214)           41,547
     and investments in subsidiaries)
Investment in joint ventures                         -               -          55,222               -            55,222
Goodwill                                             -               -          89,189               -            89,189
                                          ---------------------------------------------------------------------------------
                                             1,931,300         256,935       2,355,718      (2,026,120)        2,517,833
                                          =================================================================================
LIABILITIES & STOCKHOLDERS’
EQUITY
Current liabilities                             12,288           2,308         223,073         (96,000)          141,669
Long-term debt                                 519,287               -         442,586               -           961,873
Due to (from) affiliates                             -        (101,924)        438,975        (337,051)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         531,575         (99,616)      1,104,634        (433,051)        1,103,542
                                          ---------------------------------------------------------------------------------
Minority Interest                                    -               -          20,042               -            20,042
Stockholders’ Equity
Capital stock                                  470,299              23           5,943          (5,966)          470,299
Contributed capital                                  -         369,307         136,766        (506,073)                -
Retained earnings (deficit)                    929,426         (12,779)      1,093,809      (1,081,030)          929,426
Accumulated other comprehensive loss                 -               -          (5,476)              -            (5,476)
                                          ---------------------------------------------------------------------------------
     Total stockholders’ equity              1,399,725         356,551       1,231,042      (1,593,069)        1,394,249
                                          ---------------------------------------------------------------------------------
                                             1,931,300         256,935       2,355,718      (2,026,120)        2,517,833
                                          =================================================================================

                                                                      As at December 31, 2001
                                         ----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations   & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
ASSETS
Cash and cash equivalents                              -            -           174,950              -           174,950
Other current assets                               1,101          472           186,946        (96,000)           92,519
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                          1,101          472           361,896        (96,000)          267,469
Vessels and equipment (net)                            -      264,768         1,778,330              -         2,043,098
Advances due from subsidiaries                   346,430            -                 -       (346,430)                -
Other assets (principally marketable
     securities and
     investments in subsidiaries)              1,599,746            -            42,783     (1,599,746)           42,783
Investment in joint ventures                           -            -            27,352              -            27,352
Goodwill                                               -            -            87,079              -            87,079
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,947,277      265,240         2,297,440     (2,042,176)        2,467,781
                                         ================== ============ ================= =============== ================
LIABILITIES & STOCKHOLDERS'
EQUITY
Current liabilities                               24,813        1,319           197,193        (96,000)          127,325
Long-term debt                                   519,463            -           403,816              -           923,279
Due to (from) affiliates                               -      (90,131)          503,145       (413,014)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                           544,276      (88,812)        1,104,154       (509,014)        1,050,604
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                      -            -            18,977              -            18,977
Stockholders’ Equity
Capital stock                                    467,341           23             5,943         (5,966)          467,341
Contributed capital                                    -      369,307           136,766       (506,073)                -
Retained earnings (deficit)                      935,660      (15,278)        1,036,401     (1,021,123)          935,660
Accumulated other comprehensive loss                   -            -            (4,801)             -            (4,801)
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders' equity                1,403,001      354,052         1,174,309     (1,533,162)        1,398,200
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,947,277      265,240         2,297,440     (2,042,176)        2,467,781
                                         ================== ============ ================= =============== ================
____________
(See Note 5)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(unaudited)

                                                                       Nine Months Ended September 30, 2002
                                                     -------------- --------------- ------------- ------------ ---------------
                                                        Teekay       8.32% Notes                                   Teekay
                                                       Shipping       Guarantor     Non-Guarantor                Shipping Corp.
                                                         Corp.       Subsidiaries   Subsidiaries  Eliminations   & Subsidiaries
                                                           $              $              $             $               $
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from operating activities            (68,951)        15,661         190,457           -        137,167
                                                     -------------- --------------- ------------- ------------ ---------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                  -              -          78,890           -         78,890
Scheduled repayments of long-term debt                        -              -         (34,676)          -        (34,676)
Prepayments of long-term debt                                 -              -          (8,000)          -         (8,000)
Other                                                    68,951        (11,792)        (80,633)          -        (23,474)
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from financing activities             68,951        (11,792)        (44,419)          -         12,740
                                                     -------------- --------------- ------------- ------------ ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -         (3,869)       (112,273)          -       (116,142)
Other                                                         -              -         (47,210)          -        (47,210)
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from investing activities                  -         (3,869)       (159,483)          -       (163,352)
                                                     -------------- --------------- ------------- ------------ ---------------
Decrease in cash and cash equivalents                         -              -         (13,445)          -        (13,445)
Cash and cash equivalents, beginning of the period            -              -         174,950           -        174,950
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents, end of the period                  -              -         161,505           -        161,505
                                                     ============== =============== ============= ============ ===============

                                                                     Nine Months Ended September 30, 2001
                                                 ---------------- --------------- -------------- ------------ ----------------
                                                                   8.32% Notes                                    Teekay
                                                     Teekay         Guarantor     Non-Guarantor               Shipping Corp.
                                                 Shipping Corp.    Subsidiaries   Subsidiaries   Eliminations & Subsidiaries
                                                        $               $               $             $              $
                                                 ---------------- --------------- -------------- ------------ ----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                 ---------------- --------------- -------------- ------------ ----------------
     Net cash flow from operating activities         (7,738)          16,436         419,384          -          428,082
                                                 ---------------- --------------- -------------- ------------ ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                    244,621                -         283,706           -         528,327
Scheduled repayments of long-term debt                    -                -         (53,628)          -         (53,628)
Prepayments of long-term debt                       (22,045)               -        (574,596)          -        (596,641)
Other                                              (215,330)         (15,912)        223,505           -          (7,737)
                                                 ---------------- --------------- -------------- ------------ ----------------
     Net cash flow from financing activities          7,246          (15,912)       (121,013)          -        (129,679)
                                                 ---------------- --------------- -------------- ------------ ----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                    -             (525)       (180,996)          -        (181,521)
Expenditure for the purchase of Ugland
     Nordic Shipping AS                                 198                -        (176,651)          -        (176,453)
Other                                                     -                1          12,059           -          12,060
                                                 ---------------- --------------- -------------- ------------ ----------------
     Net cash flow from investing activities            198             (524)       (345,588)          -        (345,914)
                                                 ---------------- --------------- -------------- ------------ ----------------
Decrease in cash and cash equivalents                  (294)               -         (47,217)          -         (47,511)
Cash and cash equivalents, beginning of the
period                                                  294                -         181,006           -         181,300
                                                 ---------------- --------------- -------------- ------------ ----------------
Cash and cash equivalents, end of the period              -                -         133,789           -         133,789
                                                 ================ =============== ============== ============ ================
____________
(See Note 5)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2002
PART I – FINANCIAL INFORMATION

ITEM 2 –     MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. As at September 30, 2002, the Company’s fleet consisted of 101 vessels (including twelve newbuildings on order, five vessels time-chartered-in, and four vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 10.4 million deadweight tonnes.

During the nine months ended September 30, 2002, approximately 44% of the Company’s net voyage revenues was derived from spot voyages. The balance of the Company’s revenue is generated by two other modes of employment, time-charters, whereby vessels are chartered to customers for a fixed period, and contracts of affreightment (“COAs”), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the nine months ended September 30, 2002, approximately 20% of net voyage revenues was generated by time-charters and COAs priced on a spot market basis. In the aggregate, approximately 64% of the Company’s net voyage revenues during the nine months ended September 30, 2002 was derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 36% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company’s revenues, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Acquisition of Ugland Nordic Shipping AS

As of May 28, 2001, the Company had purchased 100% of the issued and outstanding shares of Ugland Nordic Shipping AS (“UNS”) (9% of which was purchased in fiscal 2000 and the remaining 91% of which was purchased in fiscal 2001), for $222.8 million in cash.

UNS is the world’s largest owner of shuttle tankers, controlling a modern fleet of 18 vessels (including three newbuildings on order) (the “UNS Fleet”) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities. The UNS Fleet has an average age of approximately 9.7 years, excluding the three newbuildings on order, and operates primarily in the North Sea under fixed-rate long-term contracts. In addition, as of September 30, 2002, UNS owned approximately 10.3% of the publicly traded company Nordic American Tankers Shipping Ltd. (AMEX: NAT) (“NAT”), the owner of three Suezmax tankers on a long-term contract to BP Shipping.

The operating results of UNS have been consolidated in the Company’s financial statements commencing March 6, 2001, the date that the Company acquired a majority interest in UNS. Minority interest expense, which is included as part of other (loss) income, has been recorded to reflect the minority shareholders’ share of UNS’ net income for the period from March 6, 2001 to May 28, 2001, when the Company acquired the remaining shares in UNS.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of “time-charter equivalent” (“TCE”) rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenues and TCE rates.

TCE rates are primarily dependent on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of the Company’s dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company’s revenues and earnings.

The Company’s average fleet size decreased 1.1% and increased 4.2%, respectively, in the three and nine-month periods ended September 30, 2002, compared to the same periods last year. The increase in the nine-month period ended September 30, 2002 was primarily due to the acquisition of UNS in March 2001.

In response to a slowing global economy, OPEC made a series of oil production cuts during 2001. These cuts resulted in a reduction in tanker demand, contributing to a significant decline in average TCE rates during the last three quarters of 2001. Average TCE rates continued to decline in the first nine months of 2002 as a result of decreased world oil production. The Company’s average TCE rate decreased 30.6% to $17,380 and 41.6 % to $18,320, respectively, for the three and nine-month periods ended September 30, 2002, from $25,030 and $31,379 in the same periods last year. OPEC oil production increases in the latter part of the third quarter of 2002 have had a positive impact on TCE rates in the early part of the fourth quarter of 2002.

Net voyage revenues decreased 31.1% to $122.8 million and 39.0% to $388.7 million, respectively, in the three and nine-month periods ended September 30, 2002, from $178.3 million and $637.3 million in the same periods last year. The decrease for the three-month period ended September 30, 2002 was due primarily to a decrease in the Company’s average TCE rate. The decrease for the nine-month period ended September 30, 2002 was primarily due to a decrease in the Company’s average TCE rate, partially offset by the increase in the Company’s average fleet size.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, increased 10.2% to $44.4 million and 12.4% to $127.4 million, respectively, in the three and nine-month periods ended September 30, 2002, from $40.3 million and $113.4 million in the same periods last year. The increase for the three-month period ended September 30, 2002 was primarily a result of higher repair and maintenance costs and the appreciation of the Norwegian Kroner. The increase for the nine-month period ended September 30, 2002 was primarily a result of the acquisition of UNS and higher repair and maintenance costs.

Time-charter hire expense decreased 36.3% to $11.4 million and 26.9% to $37.6 million, respectively, in the three and nine-month periods ended September 30, 2002, from $17.9 million and $51.5 million in the same periods last year. The decrease in both periods was due primarily to decreases in: the average TCE rates earned by the 12 vessels in the oil/bulk/ore (“O/B/O”) pool managed by the Company; the number of vessels owned by minority participants in the O/B/O pool; and the average number of vessels time-chartered-in by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues, which is reflected as a time-charter hire expense, was $3.6 million and $13.8 million, respectively, in the three and nine-month periods ended September 30, 2002, compared to $6.7 million and $23.1 million in the same periods last year. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was five in both the three and nine-month periods ended September 30, 2002, compared to seven in the three-month period ended September 30, 2001 and six in the nine-month period ended September 30, 2001.

Depreciation and amortization expense increased 4.0% to $37.3 million and 10.7% to $110.1 million, respectively, in the three and nine-month periods ended September 30, 2002, from $35.9 million and $99.5 million in the same periods last year. The increase in the three-month period ended September 30, 2002 was mainly due to increased vessel cost amortization as a result of the purchase of a Suezmax tanker in June 2002 and increased drydock amortization expense, partially offset by the elimination of goodwill amortization in 2002. The increase in the nine-month period ended September 30, 2002 was mainly due to the acquisition of UNS (which resulted in an increase in the average size and average cost base of the Company’s owned fleet), the purchase of the a 2001-built Suezmax tanker in June 2002, and increased drydock amortization expense, partially offset by the elimination of goodwill amortization. Depreciation and amortization expense included amortization of drydocking costs of $5.3 million and $15.2 million, respectively, in the three and nine-month periods ended September 30, 2002, compared to $3.5 million and $9.9 million in the same periods last year.

General and administrative expenses increased 10.5% to $14.3 million and 20.4% to $42.8 million, respectively, in the three and nine-month periods ended September 30, 2002, from $13.0 million and $35.6 million in the same periods last year. This increase in the three-month period ended September 30, 2002 was primarily a result of an increase in the number of shore staff. The increase in the nine-month period ended September 30, 2002 was primarily a result of the acquisition of UNS and an increase in the number of shore staff.

Interest expense decreased 18.8% to $14.7 million and 13.9% to $43.9 million, respectively, in the three and nine-month periods ended September 30, 2002, from $18.1 million and $50.9 million in the same periods last year. The decrease in the three-month period ended September 30, 2002 reflects lower interest rates. The decrease in the nine-month period ended September 30, 2002 reflects lower interest rates, partially offset by the additional debt assumed as part of the UNS acquisition.

Interest income decreased 59.5% to $0.9 million and 65.8% to $2.7 million, respectively, in the three and nine-month periods ended September 30, 2002, from $2.2 million and $7.9 million in the same periods last year. The decrease in both periods was mainly as a result of lower interest rates.

Other loss in the three and nine-month periods ended September 30, 2002 was $0.9 million and $9.3 million, respectively, and was primarily comprised of income taxes, loss on sale of available-for-sale securities, and minority interest expense, partially offset by equity income from 50%-owned joint ventures, dividend income from NAT, and foreign exchange gains. Other income in the three and nine-month periods ended September 30, 2001 was $9.0 million and $11.1 million, respectively, and was primarily comprised of equity income from 50%-owned joint ventures, dividend income from NAT, gain on the disposition of available-for-sale securities and foreign exchange gains, partially offset by income taxes, minority interest, and loss on the disposition of available-for-sale securities. Equity income from 50%-owned joint ventures for the three and nine-month periods ended September 30, 2001 included a $10.2 million gain on sale of three 50% owned vessels.

As a result of the foregoing factors, net income was $0.6 million and $20.3 million, respectively, in the three and nine-month periods ended September 30, 2002, compared to net income of $64.4 million and $305.3 million in the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2002, the Company’s total cash and cash equivalents was $161.5 million, compared to $174.9 million at December 31, 2001. The Company's total liquidity, including cash, short-term marketable securities and undrawn long-term borrowings, was $580.9 million as at September 30, 2002, down from $688.2 million as at December 31, 2001. The decrease in liquidity was mainly the result of cash used for capital expenditures, debt repayments and prepayments, payment of dividends, advances to joint venture partner, and a $38.8 million scheduled reduction in the available borrowing limit of the Company’s two long-term revolving credit facilities (the “Revolvers”), partially offset by net cash flow from operating activities during the first nine months of 2002. In the Company’s opinion, working capital is sufficient for the Company’s present requirements.

Net cash flow from operating activities decreased to $137.2 million in the nine months ended September 30, 2002, from $428.1 million in the same period last year, mainly reflecting the significant decrease in TCE rates.

Scheduled debt repayments were $34.7 million during the nine months ended September 30, 2002, compared to $53.6 million during the same period last year. Debt prepayments were $8.0 million during the nine months ended September 30, 2002, compared to $596.6 million during the same period last year.

As at September 30, 2002, the Company’s total debt was $971.7 million, compared to $935.7 million as at December 31, 2001. The Company’s Revolvers provided for additional borrowings of $419.4 million, of which $419.4 million was undrawn. The amount available under the Revolvers reduces semi-annually, with final balloon reductions in 2006 and 2008. The Company’s 8.32% First Preferred Ship Mortgage Notes are due February 1, 2008 and are subject to a sinking fund which will retire $45.0 million principal amount of the 8.32% Notes in February 1 of each year, commencing 2004. The Company’s unsecured 8.875% Senior Notes are due July 15, 2011. The Company’s outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. The aggregate annual long-term debt principal repayments required to be made for the remainder of fiscal 2002 and the four following fiscal years are $17.1 million (2002), $64.8 million (2003), $84.9 million (2004), $111.1 million (2005) and $180.8 million (2006).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited to $433.1 million as of September 30, 2002. Certain of the loan agreements require that a minimum level of free cash be maintained. As at September 30, 2002, this amount was $75.0 million.

Dividends declared during the nine months ended September 30, 2002 were $25.5 million, or 64.5 cents per share.

During the nine months ended September 30, 2002, the Company incurred capital expenditures for vessels and equipment of $93.1 million. These capital expenditures were primarily for the purchase of a 2001-built Suezmax tanker in June 2002 and for shuttle tanker newbuilding installment payments. During September 2002, the Company, through a 50%-owned joint venture, purchased another 2001-built Suezmax tanker for $52.0 million. The Company also made a short-term advance of $26.0 million to the joint venture partner for the partner’s 50% share of this vessel’s purchase price. Cash expenditures for drydocking increased to $23.0 million in the nine months ended September 30, 2002, from $14.4 million during the same period last year. This increase was primarily due to the Company’s decision to accelerate drydock maintenance on certain vessels during the first nine months of 2002.

As at September 30, 2002, the Company was committed to the construction of three shuttle, three Suezmax and six Aframax tankers. See Item 1 - Notes to Consolidated Financial Statements: Note 7 – Commitments and Contingencies.

The Company and certain subsidiaries of the Company have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. See Item 1 - Notes to Consolidated Financial Statements: Note 7 – Commitments and Contingencies.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarterly period ended September 30, 2002 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: TCE rates; supply and demand for oil; future capital expenditures; and the Company's growth strategy and measures to implement such strategy. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation, including without limitation, the imposition of freight taxes and income taxes; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States including political instability; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures or Company expansion; and other factors detailed from time to time in the Company's periodic reports, including its Form 20-F for the year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2002
PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from foreign currency fluctuations, changes in interest rates, bunker fuel prices, and tanker freight rates. The Company uses forward currency contracts, interest rate swap agreements, and bunker fuel swap contracts to manage currency, interest rate, and bunker fuel price risks, but does not use these financial instruments for trading or speculative purposes. See Item 1 - Notes to Consolidated Financial Statements: Note 10 - Derivative Instruments and Hedging Activities.

The following table sets forth the magnitude of these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, and written freight call option:

                                             Contract                Carrying Amount                   Fair
(in USD 000’s)                                Amount             Asset           Liability             Value
---------------------------------------- ------------------ ---------------- ------------------ --------------------
September 30, 2002
Foreign Exchange Forward Contracts       $      44,898      $       409       $          -           $      409
Interest Rate Swap Agreements                   70,000                -              2,065               (2,065)
Bunker Fuel Swap Contracts                       3,530              782                  -                  782
Written Freight Call Option                      1,500                -                214                 (214)
Debt                                           971,740                -            971,740             (985,318)

December 31, 2001
Foreign Exchange Forward Contracts       $      65,500      $         -       $        343           $     (343)
Interest Rate Swap Agreements                   85,000                -              2,429               (2,429)
Bunker Fuel Swap Contracts                       4,769                -                328                 (328)
Written Freight Call Option                      5,998                -                857                 (857)
Debt                                           935,702                -            935,702             (952,055)
---------------------------------------- ------------------ ---------------- ------------------ --------------------

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, refer to Item 11. Quantitative and Qualitative Disclosures about Market Risk contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2002
PART II – OTHER INFORMATION

Item 1 - Legal Proceedings

             None

Item 2 - Changes in Securities

             None

Item 3 - Defaults Upon Senior Securities

             None

Item 4 - Submission of Matters to a Vote of Security Holders

             None

Item 5 - Other Information

             None

Item 6 - Exhibits and Reports on Form 6-K

a.	Exhibits
15.1	Letter from Ernst & Young LLP, as independent chartered accountants, dated November 8, 2002, regarding unaudited interim financial information.

b.	Reports on Form 6-K
(i)	None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2002	TEEKAY SHIPPING CORPORATION By: /s/ Peter S. Antturi Peter S. Antturi Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 33-97746 filed with the Commission on October 4, 1995) and related prospectus of Teekay Shipping Corporation (“Teekay”) for the registration of 2,000,000 shares of Teekay common stock, with a par value of $0.001 per share, and to incorporation by reference therein of our report dated October 25, 2002 relating to the unaudited consolidated interim financial statements of Teekay for the quarter ended September 30, 2002 that are included in its Form 6-K.

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, November 12, 2002	/s/ ERNST & YOUNG LLP Chartered Accountants